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                                                              File No. 333-37075


                       SECURITIES AND EXCHANGE COMMISSION
                            WASHINGTON, D.C.  20549

                    ----------------------------------------

              APPLICATION FOR WITHDRAWAL OF REGISTRATION STATEMENT


                               THERMA-WAVE, INC.
                              (Name of Registrant)
      Delaware                                            94-3000561
(State of Incorporation)                    (I.R.S. Employer Identification No.)

    1250 Reliance Way, Freemont, CA                         94539
(Address of principal executive offices)                  (ZIP CODE)


     Pursuant to Rules 477 and 478 under the Securities Act of 1933, as amended, the undersigned agent for service named in the Registration Statement on Form S-3 (Registration No. 333-37075) (the "Registration Statement"), relating to common stock, par value $0.01 per share (the "Common Stock"), of Therma-Wave, Inc., hereby requests that the Registration Statement be withdrawn, effective immediately. Therma-Wave, Inc. no longer intends to sell the Common Stock registered thereby due to market conditions.


                                    THERMA-WAVE, INC.


                                    By:  /s/ Allan Rosencwaig
                                         -----------------------
                                         Allan Rosencwaig
                                         Agent for Service named
                                         in the Registration
                                         Statement


Date: October 14, 1998